EXHIBIT XXX

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PLAN SUPPORT AGREEMENT

This PLAN SUPPORT AGREEMENT (the “Agreement”), dated as of November 16, 2009, is entered into by and among the undersigned holders, and/or their investment advisors or managers (the “Holders”), of the 8.5% Senior Secured Notes Due 2015 (the “Notes”) issued by Trump Entertainment Resorts Holdings, L.P. (“Holdings”) and Trump Entertainment Resorts Funding, Inc. (“TER Funding”, and together with Holdings, the “Issuers”), and Donald J. Trump, Ivanka Trump, The Trump Organization, Ace Entertainment Holdings, Inc., and each of their respective affiliates or entities under the control, directly or indirectly, of Donald J. Trump and/or Ivanka Trump (collectively, together with each of their successors and assigns, the “Trump Parties”). The Trump Parties and the Holders are referred herein as the “Parties” and individually as a “Party”. Each capitalized term that is used but not defined herein shall have the meaning ascribed to such term in the AHC Plan referred to below.

WHEREAS, the Issuers issued the $1.25 billion principal amount of 8.5% Senior Secured Notes due 2015 (the “Notes”) pursuant to that certain Indenture (as amended, modified or supplemented prior to the date hereof, the “Indenture”), dated as of May 20, 2005, by and among the Issuers, the guarantors party thereto and U.S. Bank National Association, as indenture trustee;

WHEREAS, the Holders collectively hold approximately 61% of the aggregate principal amount outstanding under the Notes;

WHEREAS, on February 13, 2009, Donald J. Trump and Ivanka Trump resigned from all positions with the Debtors and Donald J. Trump delivered a letter to the Board of Directors of Trump Entertainment Resorts, Inc. (“TER”) abandoning his partnership interest in Holdings;

WHEREAS, on February 17, 2009, TER and certain of its direct and indirect subsidiaries, including the Issuers (collectively, the “Debtors”), each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as amended, the “Bankruptcy Code”) before the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”);

WHEREAS, on August 31, 2009, the Court entered an order terminating the Debtors’ exclusive periods to file and solicit a plan of reorganization;

WHEREAS, the Debtors filed that certain Debtors’ Amended and Restated Joint Plan Under Chapter 11 of the Bankruptcy Code dated October 9, 2009 (as amended, supplemented or modified, the “Debtors’ Plan”), and the Ad Hoc Committee filed that certain Third Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015 dated as of November 5, 2009 (as amended, supplemented or modified, the “AHC Plan”);

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WHEREAS, Donald J. Trump entered into a Purchase Agreement dated as of August 3, 2009, as thereafter amended as of October 5, 2009, by and among Trump Entertainment Resorts Inc., Trump Entertainment Resorts Holdings, L.P., BNAC, Inc. and Donald Trump (as such agreement may have been further amended, supplemented, or modified, the “Purchase Agreement”);

WHEREAS, by letter dated November 16, 2009 (the “Termination Letter”), Donald J. Trump terminated the Purchase Agreement and withdrew his support for the Debtors’ Plan;

WHEREAS, the Parties wish to avoid the excessive administrative burden placed upon the Debtors by the competing plan litigation currently proceeding;

WHEREAS, the Trump Parties desire to settle and resolve their disputes with the Ad Hoc Committee, to permit the continued use of the Trump trademarks on acceptable terms and to facilitate the financial and operational rehabilitation of the Debtors' hotel properties; and

WHEREAS, the Holders desire to settle and resolve the objections of the Trump Parties relating to the AHC Plan, including issues relating to the post-confirmation retention by the Debtors of the Trump name and trademarks.

NOW THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.    Agreements of the Parties.

(a)       Subject to compliance by the Trump Parties with the terms of this Agreement, the Holders agree to amend the AHC Plan promptly following the effective date of this Agreement to include the terms set forth in the term sheet attached hereto as Exhibit A (the “DJT Term Sheet”). The AHC Plan, as amended to reflect the DJT Term Sheet (as the AHC Plan may be further amended in a manner permitted by the DJT Term Sheet with approval of the Holders as required by the Backstop Agreement), is referred to herein as the “Amended AHC Plan.”

(b)       So long as this Agreement remains in effect, each of the Trump Parties agrees, for the benefit of the Holders, to perform and comply with the following obligations:

(i)        To timely vote all of its Claims (if any vote is solicited of them) to accept the Amended AHC Plan;

(ii)       To support and use its good faith diligent efforts to promote the approval of the disclosure statement associated with the Amended AHC Plan (the “AHC Disclosure Statement”);

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(iii)      To support and use its good faith diligent efforts to promote the approval, confirmation and consummation of the Amended AHC Plan;

(iv)      To not consent to, or otherwise directly or indirectly propose, pursue, support, solicit, assist, recommend, engage in negotiations in connection with, encourage, vote for or participate in the formulation of (a) any plan of reorganization for the Debtors other than the Amended AHC Plan or (b) any restructuring or reorganization of the Debtors (or any plan or proposal in respect of the same) other than the Amended AHC Plan, unless, in each instance, authorized in writing to do so by the Requisite Holders (as defined below);

(v)       To not take any other action, including but not limited to initiating any legal proceedings or enforcing rights under any contract, agreement or undertaking, that is inconsistent with, or that could prevent, interfere with, delay or impede the approval of the Amended AHC Plan or the AHC Disclosure Statement, the solicitation of votes in connection with the Amended AHC Plan or the implementation or consummation of the restructuring transactions contemplated by the Amended AHC Plan (the “Restructuring Transactions”); and

(vi)      To (x) negotiate in good faith all other documents and transactions described in or contemplated by this Agreement, the DJT Term Sheet and the applicable provisions of the Amended AHC Plan and use commercially reasonable efforts to support and complete successfully the solicitation and implementation of the Amended AHC Plan, (y) do all things reasonably necessary and appropriate in furtherance of consummating the Restructuring Transactions in accordance with, and within the time frames contemplated by, this Agreement and (z) act in good faith and use commercially reasonable efforts to consummate the Restructuring Transactions as contemplated by the Amended AHC Plan and this Agreement.

(c)       So long as this Agreement remains in effect, each of the Holders agrees, for the benefit of the Trump Parties, to perform and comply with the following obligations:

(i)        To timely vote all of its Claims to accept the Amended AHC Plan;

(ii)       To support and use its good faith diligent efforts to promote the approval of the AHC Disclosure Statement;

(iii)      To support and use its good faith diligent efforts to promote the approval, confirmation and consummation of the Amended AHC Plan;

(iv)      To not consent to, or otherwise directly or indirectly propose, pursue, support, solicit, assist, recommend, engage in negotiations in connection with, encourage, vote for or participate in the formulation of any plan of reorganization for the Debtors that does not provide for the treatment specified for the Trump Parties in the DJT Term Sheet;

(v)       To not take any other action, including but not limited to initiating any legal proceedings or enforcing rights under any contract, agreement or undertaking, that is

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inconsistent with, or that could prevent, interfere with, delay or impede the Restructuring Transactions, unless such actions are reasonably calculated by the Holders to result in the treatment provided to the Trump Parties under the DJT Term Sheet; and

(vi)      To (x) negotiate in good faith all other documents and transactions described in or contemplated by this Agreement, the DJT Term Sheet and the applicable provisions of the Amended AHC Plan and use commercially reasonable efforts to support and complete successfully the solicitation and implementation of the Amended AHC Plan, (y) do all things reasonably necessary and appropriate in furtherance of consummating the Restructuring Transactions in accordance with, and within the time frames contemplated by, this Agreement and (z) act in good faith and use commercially reasonable efforts to consummate the Restructuring Transactions as contemplated by the Amended AHC Plan and this Agreement.

(d)       The Parties agree that, as of the effective date of this Agreement, pending termination of this Agreement or confirmation of the Amended AHC Plan, the Parties shall undertake their best efforts to suspend all litigation (including all discovery) between them relating to the Debtors’ Plan or the AHC Plan and shall petition the Bankruptcy Court to suspend the investigation of the Examiner.

Section 2.    Termination.

(a)       Termination Events. This Agreement may be terminated upon delivery of written notice of termination delivered in accordance with Section 17 hereof, in accordance with the following provisions:

(i)        with the mutual written consent of the Requisite Holders (as defined in Section 5 hereof) and Donald J. Trump at any time;

(ii)       upon the giving of written notice of termination by the Requisite Holders to Donald J. Trump following any material breach by any of the Trump Parties of their representations or agreements contained herein, if such breach has continued uncured for five (5) business days after written notice of such breach from the Requisite Holders to Kasowitz, Benson, Torres & Friedman LLP (“Kasowitz”), counsel to Donald J. Trump;

(iii)      upon the giving of written notice of termination by Donald J. Trump to Stroock & Stroock & Lavan LLP, counsel for the Holders (“Stroock”), following any material breach by any of the Holders of their representations or agreements contained herein, if such breach has continued uncured for five (5) business days after written notice of such breach from the Trump Parties to Stroock;

(iv)      by Donald J. Trump if (x) any court of competent jurisdiction shall declare that any of the Holders have materially breached any other agreement to which it was a party by its entry into this Agreement, or (y) any of the Holders shall admit in writing that such Holder

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has materially breached any other agreement to which it was a party by its entry into this Agreement;

(v)       by the Requisite Holders if any court of competent jurisdiction shall declare, or any of the Trump Parties shall admit in writing, that any of the Trump Parties have materially breached any other agreement to which it was a party by its entry into this Agreement;

(vi)      by either the Requisite Holders or Donald J. Trump if any court of competent jurisdiction shall declare this Agreement to be unenforceable;

(vii)     at any time after April 30, 2010 by either the Requisite Holders or Donald J. Trump if the Bankruptcy Court has not entered the Confirmation Order with respect to the Amended AHC Plan on or prior to such date notwithstanding commercially reasonable efforts by the Holders to achieve such result;

(viii)    at any time after the date that is one-hundred fifty (150) calendar days after the entry of the Confirmation Order with respect to the Amended AHC Plan by either the Requisite Holders or Donald J. Trump if the Effective Date with respect to the Amended AHC Plan has not occurred on or prior to such date notwithstanding commercially reasonable efforts by the Holders to achieve such result;

(ix)      upon the dismissal of the Debtors’ Chapter 11 cases or the conversion of the Bankruptcy Case from one under Chapter 11 to one under Chapter 7 of the Bankruptcy Code, other than as contemplated pursuant to the Amended AHC Plan;

(x)       by either the Requisite Holders or Donald J. Trump if the Backstop Agreement is terminated in accordance with its terms due to a failure to satisfy any of the conditions set forth in the Backstop Agreement that are not within the control of the Holders;

(xi)      by either the Requisite Holders or Donald J. Trump if the Backstop Agreement is terminated by the Holders (other than due to a failure to satisfy any of the conditions set forth in the Backstop Agreement that are not within the control of the Holders); or

(xii)     by either the Requisite Holders or Donald J. Trump if the Court (1) grants relief that is materially inconsistent with this Agreement or the Amended AHC Plan in any respect or (2) enters an order confirming any plan of reorganization for the Debtors other than the Amended AHC Plan.

(b)       Subject to Section 3 hereof, upon any termination of this Agreement in accordance with the terms of this Section 2, this Agreement shall become void and of no further force or effect, each Party shall be released from its commitments, undertakings and agreements under or related to this Agreement, and there shall be no liability or obligation on the part of any Party; provided, however, that in no event shall any such termination relieve a Party from

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liability from its breach or non-performance of its obligations hereunder prior to the date of such termination.

Section 3.    Certain Additional Obligations of the Holders and the Trump Parties. In the event that

(a)       this Agreement is terminated pursuant to clause (iii), (iv) or (xi) of Section 2(a);

(b)       the Amended AHC Plan is confirmed by the Bankruptcy Court and is consummated, but the Bankruptcy Court does not permit the releases provided for in sections 3 and 4 of the “Treatment” section of the DJT Term Sheet to be provided for under the Amended AHC Plan from all third parties; or

(c)       the Bankruptcy Court determines not to confirm the Amended AHC Plan and the reason cited by the Bankruptcy Court for not confirming the Amended AHC Plan (it being agreed that the Ad Hoc Committee and the Trump Parties will request that the Bankruptcy Court specifically identify the reason for not confirming the Amended AHC Plan) relates to a change in the terms of the Amended AHC Plan from the AHC Plan as filed on November 5, 2009 (other than a change described in the DJT Term Sheet or in this Plan Support Agreement or a change otherwise approved by the Trump Parties);

then, in any such case, unless this Agreement was previously terminated by the Requisite Holders pursuant to clause (ii), (v) or (vi) of Section 2(a), the Holders agree to (i) assign to Donald J. Trump any and all rights and benefits to which the Holders may be entitled on account of any claims which the Amended AHC Plan was to have released as described in sections 3 and 4 of the “Treatment” section of the DJT Term Sheet (the “Assignment”), and (ii) send to the Indenture Trustee an irrevocable instruction (the “Instruction”) (which shall include or be accompanied by evidence of the Holders’ holdings of the Notes) to release the Trump Personal Guaranty and not to take any action to enforce or bring suit upon the same, provided, however, that the Holders shall not be required to grant any indemnity in connection with the Instruction. The Holders shall consult with the Trump Parties and the Indenture Trustee in the preparation and drafting of the Instruction. Upon sending the Instruction as set forth above, the Holders shall have no further responsibility or liability for any action or inaction by the Indenture Trustee. If clause (b) above applies, concurrently with the Holders’ delivery of the Assignment to Mr. Trump and the sending of the Instruction, the Trump Parties shall execute and deliver to the Holders a release to give effect to the release by the Trump Parties in favor of the Holders contemplated by section 4 of the “Treatment” section of the DJT Term Sheet.

Section 4.    Modification of Agreement; Waivers. Once effective in accordance with Section 9 below, this Agreement, including any exhibits or schedules hereto, may not be modified, amended, altered or supplemented, and the terms and conditions of this agreement may not be waived, except by a writing signed by Donald J. Trump and the Requisite Holders; provided, however, that any modification of, or amendment or supplement to, this Section 4 shall

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require the written consent of all of the Parties. No delay on the part of any Party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, nor will any waiver on the part of any party of any right, power or privilege pursuant to this Agreement, or any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement.

Section 5.    Requisite Holders. Whenever this Agreement refers to any action to be taken by, or any waiver, consent or approval to be given by, the Ad Hoc Committee or the Holders, unless otherwise expressly provided in any particular instance, such reference shall be deemed to require the action, consent or approval of Holders representing two-thirds in principal amount of the Notes held by all Holders that are Parties to the Backstop Agreement (the “Requisite Holders”).

Section 6.    No Solicitation. Each Party hereby acknowledges that this Agreement is not, and shall not be deemed to be, a solicitation to accept or reject any plan of reorganization in contravention of section 1125(b) of the Bankruptcy Code. Each Party further acknowledges that no securities of any Debtor are being offered or sold hereby and that this Agreement does not constitute an offer to sell or a solicitation of an offer to buy any securities of any Debtor.

Section 7.    Representations and Warranties. Each Party represents and warrants to the other Parties that the following statements are true, correct and complete as of the date hereof:

(a)       Such Party is validly existing and in good standing under the laws of the state of its organization, and has all requisite corporate, partnership, limited liability company or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder; and the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder have been duly authorized by all necessary corporate, limited liability, partnership or other similar action on its part;

(b)       The execution, delivery and performance by such Party of this Agreement does not and will not violate any other agreement to which it is a party or any provision of law, rule or regulation applicable to it or any of its subsidiaries or its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries; and

(c)       Upon execution, this Agreement is the legally valid and binding obligation of such Party and its respective successors and assigns, enforceable against each of them in accordance its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability or a ruling of the Bankruptcy Court.

In addition, each of the Holders represents and warrants to the Trump Parties that such Holder is the beneficial holder of such amount of Notes as is reflected in the Statement Pursuant to Bankruptcy Rule 2019 filed with the Bankruptcy Court (under seal) on October 30, 2009.

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Section 8.    Additional Representation and Warranty of the Trump Parties. Each of the Trump Parties represents and warrants to the Holders that none of the Trump Parties are bound by any contractual obligation, commitment, agreement or undertaking in connection with or related to the Debtors’ Plan or the Purchase Agreement that would prevent the Trump Parties from entering into or complying with this Agreement, and the execution and delivery of this Agreement by each of the Trump Parties and the performance of its obligations hereunder shall not conflict with, result in a breach or constitute (with due notice of lapse of time or both) a default under any such contractual obligation, commitment, agreement or undertaking in connection with or related to the Debtors’ Plan to which it or any of its subsidiaries or affiliates is a party (including, without limitation, the Purchase Agreement).

Section 9.    Effectiveness. This Agreement shall not become effective and binding on the Parties unless and until (a) counterpart signature pages to this Agreement shall have been executed and delivered by each of the Trump Parties and the Holders identified on the signature pages hereto, and (b) Stroock shall have received from Donald J. Trump or Kasowitz a copy of the Purchase Agreement (as in effect immediately prior to the submission of the Termination Letter) and the Termination Letter.

Section 10.    Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws of the State of New York. Each Party irrevocably and unconditionally agrees that the Bankruptcy Court will retain exclusive jurisdiction over all matters related to the construction, interpretation or enforcement of this Agreement, and waives any objection it may have to the venue of any action, suit or proceeding brought in the Bankruptcy Court or to the convenience of the forum.

Section 11.    Headings. The headings of the paragraphs and subparagraphs of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

Section 12.    Prior Negotiations. This Agreement supersedes all prior negotiations with respect to the subject matter hereof. This Agreement constitutes the complete and exclusive statement of the agreements between the Parties and all previous representations, discussions, and writings concerning the subject matters hereof are merged in, and superseded by, the Agreement.   Any verbal or written commitments or representations, not made as a part of the Agreement shall not be binding upon either Party.

Section 13.    No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third party beneficiary hereof.

Section 14.    Specific Performance. Each of the Parties hereto recognizes and acknowledges that a breach by any of the Parties hereto of any covenants or agreements contained in this Agreement will cause the other Parties to sustain damages for which such Parties would not have an adequate remedy at law for money damages, and therefore each Party hereto agrees that in the

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event of any such breach the other Parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which such Parties may be entitled, at law or in equity.

Section 15.    Rights and Remedies. Except as expressly provided herein, the rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any party otherwise may have at law or in equity. Nothing herein shall be deemed an admission of any kind.

Section 16.    Successors and Assigns; Severability. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators, and representatives; provided, however, that neither this Agreement nor any of the rights or obligations of the Trump Parties under this Agreement may be assigned by the Trump Parties (whether by operation of law or otherwise) without the prior written consent of the Requisite Holders. No Holder shall (i) sell, transfer or assign its interest in the Notes (in whole or in part) unless its purchaser, transferee or assignee is already a signatory hereto or agrees in writing to be bound to this Agreement by executing a joinder to this Agreement that has the effect of making it a signatory hereto or (ii) assign this Agreement except in connection with a permitted sale, transfer or assignment of Notes. If any Holder acquires any additional Notes, it shall also be bound to this Agreement with respect to such additional Notes. If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof or the Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 17.    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given (and shall be deemed to have been duly given upon receipt) if delivered personally, sent via electronic facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses:

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a.	If to the Holders, to:
Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 Facsimile: (212) 806-6006 Attention: Kristopher M. Hansen, Esq. Erez Gilad, Esq.
b.	If to the Trump Parties, to:
Kasowitz, Benson, Torres & Friedman LLP 1633 Broadway New York, New York 10019 Facsimile: (212) 506-1800 Attention: David M. Friedman, Esq., Adam L. Shiff, Esq.
with copies to: Ivanka Trump The Trump Organization 725 Fifth Avenue New York, New York 10022 Facsimile: (212) 935-0141
and Jason D. Greenblatt Executive Vice President and General Counsel The Trump Organization 725 Fifth Avenue New York, New York 10022 Facsimile: (212) 935-0141

Section 18.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Delivery of an executed signature page of this Agreement by facsimile or electronic

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transmission shall be effective as delivery of a manually executed signature page of this Agreement.

Section 19.     Several Obligations of Holders. The agreements, representations and obligations of the Holders under this Agreement are, in all respects, several and not joint. Any breach of this Agreement by any Holder shall not result in liability for any other non-breaching Holder.

Section 20.    Representation by Counsel. Each Party acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

[SIGNATURE PAGES FOLLOW]

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By:

Avenue Capital Management II, L.P., solely in its capacity as its investment advisor to Avenue Investments, L.P., Avenue International Master, L.P., Avenue Special Situations Fund IV, L.P.,
Avenue Special Situations Fund V, L.P., and Avenue CDP-Global Opportunities Fund, L.P.

By: /s/ Sonia Gardner

Name: Sonia Gardner
Title: President and Managing Partner

By:	Brigade Leveraged Capital Structures Fund Ltd. By: /s/ Carney Hawks
Name: Carney Hawks
Title: Partner

By:	Continental Casualty Company By: /s/ Marilou R. McGirr
Name: Marilou R. McGirr
Title: Vice President and Assistant Treasurer

By:	Contrarian Funds, LLC By: Contrarian Capital Management, LLC, as manager By: /s/ Janice M. Stanton
Name: JaniceM. Stanton
Title: Member

[Signature Page to

Plan Support Agreement]

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By:	GoldenTree Asset Management, LP as investment advisor on behalf of certain of its managed funds By: /s/ Barry Ritholz
Name: Barry Ritholz
Title: Authorized Signatory

By:	MFC Global Investment Management (U.S.), LLC By: /s/ Barry H. Evans
Name: Barry H. Evans
Title: President/Chief Investment Officer

By:	Northeast Investors Trust By: /s/ Bruce H. Monrad
Name: Bruce H. Monrad
Title: Trustee, not individually

By:	Interstate 15 Holdings, L.P. By: /s/ Lowell Hill
Name: Lowell Hill
Title: Authorized Signatory

By: /s/ Kaj Vazeles
Name: Kaj Vazeles
Title: Authorized Signatory

[Signature Page to

Plan Support Agreement]

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By:	Polygon Global Opportunities Master Fund By: Polygon Investment Partners LLP, as investment adviser By: /s/ Mike Moore
Name: Mike Moore
Title: Authorized Signatory

[Signature Page to

Plan Support Agreement]

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DONALD J. TRUMP

By: /s/ Donald J. Trump

Name: Donald J. Trump

IVANKA TRUMP

By: /s/ Ivanka Trump

Name: Ivanka Trump

THE TRUMP ORGANIZATION

By: /s/ Donald J. Trump
            Name: Donald J. Trump

Title:

ACE ENTERTAINMENT HOLDINGS, INC.

By: /s/ Donald J. Trump

Name: Donald J. Trump

Title:

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

[Signature Page to

Plan Support Agreement]

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EXHIBIT A TO PLAN SUPPORT AGREEMENT1

The Ad Hoc Committee and the Trump Parties agree, subject to the satisfaction of the terms and conditions of the Plan Support Agreement, that the AHC Plan shall be amended (as amended, the “Amended AHC Plan”) to provide for the following:

Treatment:

Pursuant to the Amended AHC Plan, as of the Effective Date, and subject to the satisfaction of the terms and conditions to be set forth in the Amended AHC Plan, in exchange for (i) the consent of Donald J. Trump and Ivanka Trump to enter into an Amended and Restated License Agreement and (in the case of Donald J. Trump) an Amended and Restated Services Agreement (each as defined below), (ii) the agreement of the Trump Parties to immediately suspend all discovery and litigation against the Ad Hoc Committee and/or in connection with the Debtors’ Plan or the AHC Plan, (iii) the waiver by the Trump Parties of any right to receive any additional consideration or indemnification from the Debtors on account of any of their existing agreements with the Debtors, or any claims or equity interests which they may hold against the Debtors (except that Donald J. Trump and Ivanka Trump shall (x) have the same rights to continued indemnification as other former directors and officers of the Debtors under the Amended AHC Plan, in their capacities as such and (y) retain any existing indemnification claims that are covered by D&O insurance, but only to the extent of such insurance), and (iv) any and all Claims (including any and all Claims, whether administrative expense Claims, priority Claims, secured or unsecured Claims, including any or all interests, obligations, rights, suits, damages, Causes of Action, and remedies whatsoever, whether known or unknown, foreseen or unforeseen, existing as of the date hereof or hereafter arising, in law, equity or otherwise, that such entity or person would have been legally entitled to assert (whether individually or collectively)) against or Equity Interests in any or all of the Debtors held by each of the Trump Parties, which Claims or Equity Interests shall be canceled as of the Effective Date, Donald J. Trump and/or the Trump Parties shall be entitled to receive, in compromise and settlement of all trademark issues and in final satisfaction and discharge of all Claims or Equity Interests held by the Trump Parties in or against any of the Debtors, the following:

1.     Five percent (5%) of the New Common Stock to be issued and outstanding as of the Effective Date;

2.     Warrants to purchase for cash up to five percent (5)% of the New Common Stock, exercisable for a five (5) year period commencing on the Effective Date, at a price per share equivalent to the face amount of the Notes plus all interest accrued thereon as of the Petition Date divided by the total number of shares of New Common Stock outstanding as of the Effective Date, subject to dilution by any management or director equity incentive program and any other issuances of shares of New Common Stock after the Effective Date (the “Warrants”);

3.     Releases of Donald J. Trump from all personal liabilities or obligations (which Mr. Trump in all respects disputes) to the Indenture Trustee or the Holders arising under or in connection with the Personal Trump Guaranty and (in addition to the releases to be provided for in the Amended AHC Plan), Section 10.8 of the AHC Plan shall be deleted in the Amended AHC Plan and replaced with a provision confirming that the extinguishment of the Notes under the Amended AHC Plan shall also operate as an extinguishment of the Personal Trump Guaranty;

4.     Mutual releases by and among the Trump Parties and the Released Parties and releases of all by the Debtors; and

5.     On account of the Trump Parties’ post-petition contractual rights under the assumed (as modified) Trademark License Agreement, and under 11 USC section 503(b), payment of reasonable professional fees of the Trump Parties relating to the Debtors’ bankruptcy cases of Kasowitz, Benson, Torres & Friedman, Willkie Farr & Gallagher, Brown & Connery and Jefferies & Co., in each case pursuant to previously existing engagement letters (if any) with each and upon submission to the Holders of detailed invoices (redacted to preserve privileges) for services rendered by each; provided, however, that such fees shall not include any bonus, success or incentive fee under any circumstances.

In the event that the Bankruptcy Court does not permit the releases provided in sections 3 and 4 above to be granted by all third parties under the Amended AHC Plan, but authorizes the Amended AHC Plan to be solicited, then the Holders agree to (a) include such releases as an option in any ballot to be sent to parties voting on the Amended AHC Plan and (b) to grant and effectuate such releases, subject to confirmation and consummation of the Amended AHC Plan, by selecting the option to grant such releases in the ballot delivered to them in connection with the Amended AHC Plan.

Florida Litigation

Each of the Trump Parties shall cooperate with the Debtors or the Reorganized Debtors, as the case may be, in connection with the Florida Litigation and the Trump Parties shall be reimbursed for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred after the Effective Date in connection with such cooperation. For the avoidance of doubt, the Debtors or the Reorganized Debtors, at the direction of the Ad Hoc Committee, shall retain all discretion with respect to all matters related to the Florida Litigation, including, without limitation, the prosecution, settlement or dismissal of the Florida Litigation, without the consent of any of the Trump Parties; provided, however, that the Florida Litigation may not be settled unless the Trump Parties receive a full release from all parties thereto.

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1            Each capitalized term that is not defined herein shall have the meaning ascribed to such term in the Plan Support Agreement or, as applicable, that certain Third Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015 dated as of November 5, 2009 (the “AHC Plan”).

CONFIDENTIAL

SUBJECT TO FRE 408

Amended and Restated Trademark License Agreement, Services Agreement and Board Agreement

1.     On the Effective Date, Donald J. Trump and Ivanka Trump shall enter into an amended and restated license agreement (the “Amended and Restated License Agreement”) with the Reorganized Debtors on terms and conditions satisfactory to the Requisite Holders and Donald J. Trump, providing for the grant to the Reorganized Debtors of (a) a perpetual royalty-free license to use the “Trump” name and image and any related intellectual property and the personal likeness and images of Donald J. Trump and Ivanka Trump (the “Trump IP”) in all operations in connection with the Trump Taj Mahal, the Trump Marina and the Trump Plaza (the “Properties”) in Atlantic City, New Jersey, and (b) a restrictive covenant that will prohibit the use or license in any manner by any of the Trump Parties or the Reorganized Debtors of the Trump IP (other than by the Reorganized Debtors in connection with the Properties) in connection with casino or gaming activities anywhere in the states New York, New Jersey, Connecticut, Pennsylvania, Maryland and Delaware. The Amended and Restated License Agreement license may be terminated by the Reorganized Debtors at any time (subject to a customary wind down period) without any penalty, fee or charge; and

2.     On the Effective Date, Donald J. Trump shall enter into an amended and restated services agreement (the “Amended and Restated Services Agreement”) with the Reorganized Debtors on terms and conditions satisfactory to the Requisite Holders and Donald J. Trump, which shall (i) contain a clause prohibiting Mr. Trump from providing any services (other than for the Debtors) in connection with any casino or gaming activities within the states of New York, New Jersey, Connecticut, Pennsylvania, Maryland and Delaware and (ii) contain such other terms as the parties may agree.

Miscellaneous

Except for those rights and benefits expressly provided for hereunder, the Trump Parties shall not be entitled to any other rights or benefits under the Amended AHC Plan, and the treatment provided for hereunder shall constitute the full treatment for the Trump Parties in full and final satisfaction and discharge of all issues relating to trademark usage and all Claims or Equity Interests held by the Trump Parties. For the avoidance of doubt, the Parties acknowledge and agree that:

1.     The Plan Supplement, the Confirmation Order and all other documentation related to the implementation or consummation of the Amended AHC Plan shall not be subject to the approval or consent of the Trump Parties (except to the extent that any such documentation results in a Major Change (as described in clause (4) below) to the treatment or benefits given to Donald J. Trump or Ivanka Trump under the Amended AHC Plan, in which case Donald Trump shall have consent rights solely with respect to any provisions resulting in such a Major Change).

2.     Those changes to the AHC Plan that are reasonably necessary to reflect the terms contained in this term sheet shall be reasonably satisfactory to the Ad Hoc Committee, Donald J. Trump and Ivanka Trump. The AHC Plan and the Amended AHC Plan and any related documents (including without limitation the Backstop Agreement) may otherwise be amended, supplemented or modified at any time by the Ad Hoc Committee in its sole discretion, without the approval of the Trump Parties (except to the extent that any such change results in a Major Change to the treatment or benefits given to Donald J. Trump or Ivanka Trump under the Amended AHC Plan, in which case Donald Trump shall have consent rights solely with respect to such change).

3.     Notwithstanding anything contained herein to the contrary, none of the documentation related to the corporate governance of the Reorganized Debtors (including without limitation, the amended certificate of incorporation, amended bylaws and any stockholders agreement of the Reorganized Debtors) or the officers or directors of the Reorganized Debtors shall be subject to the approval or consent of the Trump Parties, and, for the avoidance of doubt, the terms of such corporate governance documentation shall be determined by, and the officers and directors of the Reorganized Debtors shall be selected by, the Ad Hoc Committee.

4.     For purposes of sections (1) and (2) above, a provision of the Amended AHC Plan, the Plan Supplement, the Confirmation Order or any other documentation related to the implementation or consummation of the Amended AHC Plan shall be deemed to result in a “Major Change” to the treatment or benefits given to Donald J. Trump or Ivanka Trump only if such provision would result in (1) the equity percentage to be held by the Trump Parties being less than 5% of the outstanding common stock of the Reorganized Debtors as of the Effective Date, (2) the Warrants not being granted to Donald J. Trump in the manner described above, (3) any modification of the release, indemnification or expense reimbursement provisions of the Amended AHC Plan as described above in a manner materially adverse to the Trump Parties, (4) the Amended and Restated License Agreement or the Amended and Restated Services Agreement not reflecting the material terms set forth above or (5) the Holders holding any equity interests in the Reorganized Debtors other than common stock of the same class held by Donald J. Trump.